FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011
Commission File Number: 333-169974

DIANA CONTAINERSHIPS INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated April 14, 2011 of Diana Containerships Inc. (the "Company") announcing the Company's acquisition of three Panamax container vessels.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: April 14, 2011	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: +30-210-947-0000
Email: izafirakis@dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. ANNOUNCES THE ACQUISITION
OF THREE PANAMAX CONTAINER VESSELS

ATHENS, GREECE, April 14, 2011 – Diana Containerships Inc. (NASDAQ: DCIX), a global shipping company specializing in the transportation of containers, today announced that it has signed three Memoranda of Agreement (one with Maersk Line UK Ltd., and two with A.P. Moller Singapore Pte. Ltd.) for the purchase of three Panamax container vessels, MV "Maersk Madrid", MV "Maersk Malacca", and MV "Maersk Merlion".

The MV "Maersk Madrid" is a 1989-built vessel of 4,206 TEU capacity. The purchase price for the MV "Maersk Madrid" is U.S.$22.5 million.  The MV "Maersk Malacca" and MV "Maersk Merlion" are both 1990-built vessels of 4,714 TEU capacity each. The purchase price for the MV "Maersk Malacca" and MV "Maersk Merlion" is U.S.$24 million each. The expected dates of delivery from their previous owners to the Company for all three vessels are between May 20, 2011, and June 20, 2011.

Each of the three vessels is chartered to A.P. Møller-Maersk A/S for a period of minimum twenty-four (24) months plus or minus forty-five (45) days at a daily rate of U.S.$21,450 less a 2.25% commission.  The charterer has the option to employ each vessel for a further twelve (12) month period plus or minus forty-five (45) days, at a daily rate of U.S.$25,000 less a 2.25% commission starting twenty-four (24) months after delivery of the vessel to the charterer.  Each charter will commence on or about the day of that vessel’s delivery to the Company.

The employment of the three vessels is anticipated to generate approximately U.S.$43.5 million of gross revenues for the minimum scheduled period of the charters.

The vessels are expected to be purchased partly with Company’s existing cash and partly with a bank loan which the Company is currently negotiating.

About the Company
Diana Containerships Inc. is a Marshall Islands corporation founded in 2010 to own and operate containerships and pursue containership acquisition opportunities. Diana Containerships Inc. intends to continue to capitalize on investment opportunities by purchasing additional containerships in the secondhand market, from other companies, shipyards and lending institutions, and may also enter into newbuilding contracts with shipyards for new containerships.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

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